CAFEPRESS INC.

1850 Gateway Drive, Suite 300

San Mateo, California 94404

March 26, 2012

VIA FACSIMILE AND ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CafePress Inc. - Registration Statement – Form S-1
Registration Number: 333-174829

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, CafePress Inc. (the “company”) hereby requests that the effective date of the above-captioned registration statement on Form S-1, relating to the registration of 5,175,000 shares of the company’s Common Stock (including 675,000 shares subject to the underwriters’ over-allotment option), be accelerated so that it will be declared effective at 2:00 p.m., Eastern Time, on March 28, 2012 or as soon thereafter as may be practicable.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company understands that the staff will consider this request as confirmation by the company of, and the company hereby confirms, its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Sincerely,

CafePress Inc.

By:	/s/ Monica N. Johnson
Monica N. Johnson
Chief Financial Officer

cc:       Davina K. Kaile, Esq.

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies & Company, Inc.

520 Madison Avenue, 12th Floor

New York, New York 10022

March 26, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	CafePress Inc.
Registration Statement on Form S-1
Initially Filed on June 10, 2011
Registration File No. 333-174829

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representative of the several underwriters, hereby join in the request of CafePress Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Time on March 28, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 14, 2012:

(i)	Dates of Distribution: March 14, 2012 through the date hereof
(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 5
(iii)	Number of prospectuses furnished to investors: approximately 3,400
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 225

We, the undersigned, as representative of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC JEFFERIES & COMPANY, INC. Acting severally on behalf of themselves and the several underwriters.

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Noah Wintroub
Authorized Signatory

By:	JEFFERIES & COMPANY, INC.

By:	/s/ David Liu
Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]